30 May 2006

Filed by X-Rite, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: X-Rite, Incorporated

Commission File No.: 0-14800

Interim result

of the public tender offer of March 24, 2006, as amended by the Amendment of April 24, 2006, by X-Rite, Incorporated, Grandville / Michigan, USA, for all publicly held registered shares of Amazys Holding AG, Regensdorf, Switzerland, with a nominal value of CHF 2.40 each

Public tender offer

After the pre-announcement of January 31, 2006, X-Rite, Incorporated, Grandville / Michigan, USA (X-Rite) published on March 24, 2006 a public tender offer (Offer) for all publicly held registered shares with a nominal value of CHF 2.40 each (Amazys Shares) of Amazys Holding AG, Regensdorf, Switzerland (Amazys). The offer period was extended and the Offer was amended by an amendment published on April 24, 2006 (Amendment).

Interim result at expiry of the offer period

By the end of the offer period on May 23, 2006, 4:00 p.m. CEST, 3,004,056 Amazys Shares corresponding to 87.50% of all 3,433,066 Amazys Shares to which the Offer pertains have been tendered to X-Rite. The 3,433,066 Amazys Shares are composed of 3,235,450 issued Amazys Shares (as of March 13, 2006), less 7,534 treasury shares plus at most 205,150 Amazys Shares, which could be issued until the end of the Additional Acceptance Period upon exercise of the options under the Amazys’ employee stock option plans.

As X-Rite has not acquired any Amazys Shares outside of the Offer, at the expiry of the offer period, X-Rite and the persons acting in concert with it would hold 92.85% of all Amazys Shares issued at the end of the offer period.

Fulfillment of conditions

By the end of the offer period, conditions (a), (b) and (i) of the Offer have been fulfilled.

Subject to the conditions subsequent set forth below, X-Rite declares the Offer successful.

Conditions (c), (d), (e), (f), (g) and (h) of the Offer will remain in full force and effect as conditions subsequent within the meaning of Article 13 (4) TOO as further set out in section B.9. of the offer prospectus.

Additional Acceptance Period, sales restrictions and settlement

Amazys Shareholders can still accept the Offer on equal terms and conditions during the Additional Acceptance Period of 10 trading days. The Additional Acceptance Period will run from May 30, 2006 to June 13, 2006, 4:00 p.m., CEST.

Amazys shareholders holding their Amazys Shares in a deposit account with a bank in Switzerland and not having accepted the Offer yet will be informed about the Additional Acceptance Period of the Offer by their depositary bank, and are asked to proceed in accordance with the instructions of the depositary bank.

The offer restrictions set forth in the offer prospectus shall remain applicable.

The settlement of the Offer is planned to take place on July 5, 2006 (Settlement Date), unless delayed due to conditions subsequent. According to the Amendment the settlement of the Offer was scheduled to take place on June 23, 2006. The settlement of the Offer has been postponed in accordance with the provisions of the Offer prospectus (section B.9) to July 5, 2006, since the special shareholders’ meeting of X-Rite convened to approve the issuance of new X-Rite shares, which are needed for the share exchange, is scheduled to be held on June 30, 2006.

Squeeze-out, delisting and listing of X-Rite Shares

As set out in the Offer, X-Rite intends to delist the Amazys Shares from the SWX Swiss Exchange and to squeeze-out or compensate, respectively, any remaining shareholders, to the extent provided by law. X-Rite has filed a listing application to list its shares also on the SWX Swiss Exchange from the Settlement Date of the Offer.

The tender agent